YUKON-NEVADA GOLD CORP. INTERSECTS 14.5 METERS OF 8.95 G/T GOLD
AT THE KETZA RIVER PROJECT

Vancouver, BC – July 30, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to report consistently favorable results from its on-going 2008 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp. (YNG), and is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

All drill holes referenced in this release are diamond drill holes completed between May 3 and June 9, 2008 utilizing two drill rigs and for which assay reports were received between July 1 and July 27. Drill core from this period was available for viewing during YNG’s analyst tour held on June 21st (http://www.yukon-nevadagold.com/i/pdf/CHF_In-Brief.pdf). All holes were targeted to expand the margins of known mineralization as part of the company’s continuing program to expand areas amenable to open-pit mining. Additional drilling has been targeted within known resource areas as part of pit planning and an effort to upgrade the quality of the Ketza River Project resources.

Note also that the drill intercepts reported herein were not included in the data used for the NI 43-101 resource estimates released on April 14, 2008, which contain a measured and indicated resource of 646,600 ounces of gold at a grade of 4.93 g/t and an inferred resource of 112,800 ounces of gold grading 3.26 g/t and could potentially lead to an increase in the resource of the Ketza River project. To date 22,104 meters from 170 holes have been drilled in 2008. A complete table of results can be found on our website: http://www.yukon-nevadagold.com/i/pdf/KetzaDDH.pdf

Significant new intercepts were received from the Peel, Tarn, and Break Targets within the Manto Zone. Highlights include 14.47m of 8.95 g/t gold, including an interval of 2.4m at 15.16 g/t gold at a depth of just 32 meters in the Peel Target. In addition, one drill hole in the Tarn Target intercepted 3.05m of 13.25 g/t gold at a depth of just 11 meters. Graham Dickson, President and CEO states, "The continued success of the exploration program emphasizes the company’s belief in the value of this most prospective project.”

Summary – Significant Intercepts
Hole Number	Zone	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-08-1362	Peel	26.62	28.04	1.42	8.18
KR-08-1362	Peel	32.61	47.08	14.47	8.95
Including		32.61	35.01	2.40	15.2
KR-08-1378	Tarn	11.28	20.42	9.14	7.13
Including		11.28	14.33	3.05	13.25
KR-08-1396	Break	30.52	32.61	2.09	4.43

A condemnation drilling program comprised of seven holes at the proposed site of a new larger camp encountered 2 – 3 g/t Au over thicknesses of 4.5 meters at depths of 60 to 90 meters. These depths are such that the proposed camp site will be utilized.

Thicknesses have been reported as drilled -- there is not yet sufficient information to determine true thicknesses. All assays for the drill program were conducted by ALS Chemex of North Vancouver, B.C.

This news release was reviewed and approved by the Chief Geologist at Ketza River, Erika Shepard, M.Sc., P.Geo., who is the Qualified Person for the purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.